Exhibit 2.39

Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)
AerCap Holdings N.V. (“AerCap”, the “Company”, “we”, “us” and “our”) has registered our ordinary shares under Section 12 of the Exchange Act.
Ordinary Shares
Set forth below is a summary description of our ordinary shares and related material provisions of our articles of association, as amended (the “Articles of Association”) and of Book 2 of the Dutch Civil Code (“Boek 2 van het Burgerlijk Wetboek”), which governs the rights of holders of our ordinary shares. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Articles of Association and of Book 2 of the Dutch Civil Code and other applicable legislation. We encourage you to read our Articles of Association for additional information. An English translation of our Articles of Association is filed as an exhibit to the Annual Report on Form 20-F of which this Exhibit 2.39 is a part.
General
AerCap’s share capital is divided into ordinary shares, each having a nominal value of €0.01. The authorized share capital is €4,500,000, therefore we are authorized to issue up to 450,000,000 ordinary shares, unless we first increase our authorized capital by amending our Articles of Association. Pursuant to our Articles of Association, our ordinary shares may only be held in registered form. All of our ordinary shares are registered in a register kept by us or on our behalf by our transfer agent.
Transfer of registered shares requires a written deed of transfer and the acknowledgment by AerCap, subject to provisions stemming from private international law. Our ordinary shares are, in general, freely transferable.
Preemptive Rights
Unless limited or excluded by the General Meeting of Shareholders or Board of Directors as described below, holders of ordinary shares have a pro rata preemptive right to subscribe for ordinary shares that we issue, except for ordinary shares issued for non-cash consideration (contribution in kind) or ordinary shares issued to our employees.
The General Meeting of Shareholders may limit or exclude preemptive rights and also designate our Board of Directors as the authorized corporate body for this purpose. Such action requires a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting.

Rights of the Ordinary Shares
Dividends
Dividends may in principle only be paid out of profit as shown in the adopted annual accounts. In accordance with the Articles of Association and Book 2 of the Dutch Civil Code, we may only declare dividends insofar as our shareholders' equity exceeds the amount of the paid up and called portion of the issued share capital plus the reserves that must be maintained in accordance with the provisions of the laws of the Netherlands or our Articles of Association. We may not make any distribution of profits on ordinary shares that we hold and have not done so in the past. Our Board of Directors determines whether and how much of the profits it will reserve. Any remaining profits shall be distributed to the shareholders pro rata to the number of shares held by each shareholder.
All calculations to determine the amounts available for dividends will be based on our annual Dutch GAAP statutory accounts, which may be different from our Consolidated Financial Statements under U.S. GAAP, such as those included in this annual report. Our statutory accounts have to date been prepared under Dutch GAAP and are deposited with the Commercial Register of the Dutch Trade Register.
Voting rights
Each ordinary share represents the right to cast one vote at a General Meeting of Shareholders. All resolutions must be passed with an absolute majority of the votes validly cast, unless otherwise stated in the Articles of Association or under Dutch law. We are not allowed to exercise voting rights for ordinary shares we hold directly or indirectly.
Any major change in the identity or character of AerCap or its business must be approved by our General Meeting of Shareholders, including:
•the sale or transfer of substantially all our business or assets;
•the commencement or termination of certain major joint ventures and our participation as a general partner with full liability in a limited partnership (“commanditaire vennootschap”) or general partnership (“vennootschap onder firma”); and
•the acquisition or disposal by us of a participating interest in a company’s share capital, the value of which amounts to at least one third of the value of our assets.
Shareholders can exercise their voting rights by submitting their proxy forms or equivalent means prior to a set date in accordance with the procedures indicated in the notice and agenda of the applicable General Meeting of Shareholders. Shareholders may exercise their meeting rights in person after notifying us prior to a set date and providing us with appropriate evidence of ownership of the shares and authority to vote prior to a set date in accordance with the procedures indicated in the notice and agenda of the applicable General Meeting of Shareholders.
Liquidation rights
If we are dissolved or wound up, the assets remaining after payment of our liabilities will be first applied to pay back the amounts paid up on the ordinary shares. Any remaining assets will be distributed among our shareholders, in proportion to the par value of their shareholdings. All distributions referred to in this paragraph shall be made in accordance with the relevant provisions of the laws of the Netherlands.
Adoption of annual accounts and discharge of management liability
Each year, our Board of Directors must prepare annual accounts within five months after the end of our financial year (subject to extension of that term by our General Meeting of Shareholders). The annual accounts must be made available for inspection by shareholders at our offices from the moment that our annual General Meeting of Shareholders is convened. The annual accounts must be accompanied by an auditor’s certificate, a report of the Board of Directors and certain other mandatory information. The shareholders shall appoint an accountant, as referred to in Article 393 of Book 2 of the Dutch Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders.
The adoption of the annual accounts by our shareholders does not include the release of the members of our Board of Directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution.
Requirements for Amendments
The rights of shareholders can only be changed by amending our Articles of Association. A resolution to amend our Articles of Association is valid if the Board of Directors makes a proposal amending the Articles of Association and such proposal is adopted by a simple majority of votes cast.
The following resolutions require a two-thirds majority vote if less than half of the issued share capital is present or represented at the General Meeting of Shareholders:
•capital reduction;
•exclusion or restriction of preemptive rights, or designation of the Board of Directors as the authorized corporate body for this purpose; and
•legal merger or legal demerger within the meaning of Title 7 of Book 2 of the Dutch Civil Code.
If a proposal to amend the Articles of Association will be considered at the meeting, we will make available a copy of that proposal, in which the proposed amendments will be stated verbatim.

Differences Between the Law of Different Jurisdictions
Regulatory obligations regarding certain share transactions
Cash Manager Limited, which is a member of AerCap, is subject to regulation by the Central Bank of Ireland. As a result, the acquisition or disposal directly or indirectly of interests in AerCap shares or similar interests may be subject to regulatory requirements involving the Central Bank of Ireland as set out below. The following disclosure is for information purposes only and AerCap cannot provide Irish legal advice to actual or potential investors. Actual or potential investors in AerCap must obtain their own legal advice in relation to their position.
Under the European Union (Markets in Financial Instruments) Regulations 2017 (as amended) (the “MiFID II Regulations”), a person or a group of persons acting in concert proposing to acquire a direct or indirect holding of ordinary shares or other similar interests in AerCap must give the Central Bank of Ireland prior written notice of such proposed acquisition if the acquisition would directly or indirectly (i) represent 10% or more of the capital or voting rights in AerCap; (ii) result in the proportion of capital or voting rights in AerCap held by such person or persons reaching or exceeding 10%, 20%, 33% or 50% of the capital or voting rights in AerCap; or (iii) in the opinion of the Central Bank of Ireland, make it possible for that person or those persons to control or exercise a significant influence over the management of Cash Manager Limited. Any such proposed acquisition shall not proceed until (a) the Central Bank of Ireland has informed such proposed acquirer or acquirers that it approves such acquisition or (b) the period prescribed in Regulation 21 of the MiFID II Regulations has elapsed without the Central Bank of Ireland having given notice in writing that it opposes such acquisition. It is important in this regard to note that the validity as a matter of Irish law of affected transactions, if completed without prior notification to, or assessment by, the Central Bank of Ireland will not be recognized in Ireland. Corresponding provisions apply to the disposal of direct and indirect shareholdings in AerCap except that, in such case, no approval is required, but prior notice of the disposal must be given to the Central Bank of Ireland. Cash Manager Limited is required under the MiFID II Regulations to notify the Central Bank of Ireland of relevant acquisitions and/or disposals of which it becomes aware.
Dutch statutory squeeze-out proceedings
If a person or a company or two or more group companies within the meaning of Article 2:24b of the Dutch Civil Code acting in concert holds in total 95% of a Dutch public limited liability company’s issued share capital by par value for their own account, the laws of the Netherlands permit that person or company or those group companies acting in concert to acquire the remaining ordinary shares in the company by initiating statutory squeeze out proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.
Choice of law and exclusive jurisdiction
Our Articles of Association provide that the legal relationship among or between us, any of our current or former directors, and any of our current or former holders of our shares and derivatives thereof, including but not limited to (i) actions under statute; (ii) actions under the Articles of Association, including actions for breach thereof; and (iii) actions in tort, shall be governed in each case exclusively by the laws of the Netherlands, unless such legal relationship does not pertain to or arise out of the capacities above. Any dispute, suit, claim, pre-trial action or other legal proceeding, including summary or injunctive proceedings, by and between those persons pertaining to or arising out of their capacities listed above shall be exclusively submitted to the courts of the Netherlands.

Changes in Capital
Issuance of ordinary shares
The General Meeting of Shareholders can resolve upon the issuance of ordinary shares or the granting of rights to subscribe for ordinary shares, but only upon a proposal by the Board of Directors specifying the price and further terms and conditions. The General Meeting of Shareholders may designate our Board of Directors as the authorized corporate body for this purpose. Such designation may be for any period of up to five years and must specify the maximum number of ordinary shares that may be issued.
Repurchase of our ordinary shares
We may acquire our ordinary shares, subject to certain provisions of the laws of the Netherlands and of our Articles of Association, if the following conditions are met:
•the General Meeting of Shareholders has authorized our Board of Directors to acquire the ordinary shares, which authorization may be valid for no more than 18 months;
•our equity, after deduction of the price of acquisition, is not less than the sum of the paid-in and called-up portion of the share capital and the reserves that the laws of the Netherlands or our Articles of Association require us to maintain; and
•we would not hold after such purchase, or hold as pledgee, ordinary shares with an aggregate par value exceeding such part of our issued share capital as set by law from time to time.
Capital reduction and cancellation
The General Meeting of Shareholders may reduce our issued share capital either by cancelling ordinary shares held in treasury or by amending our Articles of Association to reduce the par value of the ordinary shares. A resolution to reduce our capital requires the approval of at least an absolute majority of the votes cast and, if less than one half of the share capital is represented at a meeting at which a vote is taken, the approval of at least two-thirds of the votes cast.